July 24, 2013

Mr. Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street NE

Washington, DC 20549

RE:	Lightning Gaming, Inc.
Form 10-K for the Fiscal Year ended December 31, 2012
Filed March 29, 2013
File No. 000-52575

We have set forth below our response of Lightning Gaming, Inc. to the Comment detailed in the letter to Mr. Brian Haveson dated June 27, 2013 with respect to the above referenced periodic report.

Item 1. Business, Emerging Growth Company, page 9

We note your disclosure that you qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (JOBS Act). Please provide us with your analysis that you meet this qualification. In your response, please specifically address how your Form S-8 filed on April 25, 2008 impacts your eligibility for emerging growth company status. See Jumpstart Our Business Startups Act Frequently Asked Questions, Generally Applicable Questions on Title I of the JOBS Act, FAQ #2.

Response:

The Company’s initial assessment is that we properly met the qualifications as an emerging growth company as defined in the JOBS Act of 2012. Upon review of the Frequently Asked Questions on Title I of the JOBS Act, specifically question #2, we concur that we do not qualify as such.

We would like to advise the Commission that the Company’s stock has never been traded on any Exchange. Additionally, the Company never affected or took advantage of any provisions of the JOBS Act of 2012 with regard to SEC reporting. Furthermore, the Company is in compliance with the accounting and disclosure regulations that apply to smaller reporting companies.

We therefore respectfully request that the Commission allow us to strike the disclosure in future filings and request a waiver of amending our filing.

Lightning Gaming, Inc. ª 23 Creek Circle, Suite 400 © Boothwyn, PA 19061 ♦ Tel: 610-494-5534 § Fax: 610-494-6654

Lightning Gaming, Inc.

File No. 00052575

July 24, 2013

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you in advance for your consideration. Please call me at (610) 494-5534 if you have any questions or comments concerning this letter.

Sincerely,

/s/ Brian Haveson

Brian Haveson

Chief Executive Officer and Chief Financial Officer